Northern lights fund trust

September 30, 2016

VIA ELECTRONIC TRANSMISSION

Sonny Oh

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On behalf of the Power Momentum Index Fund (the "Fund" and together the "Funds"), each a series of Northern Lights Fund Trust (the "Trust" or "Registrant"), we hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 874 to the Trust’s Registration Statement (the "Amendment"), which was filed on September 30, 2016, to October 7, 2016, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on November 29, 2016.

The Amendment was filed pursuant to Rule 485(a) under the Securities Act for the purpose of providing related prior performance disclosure. If you have any questions concerning this request please contact Andrew Davalla at (614) 469-3353.

Northern Lights Fund Trust	Northern Lights Distributors, LLC

By: /s/ Andrew Rogers	By: Brian Nielsen
Name: Andrew Rogers	Name: Brian Nielsen
Title: President	Title: Chief Executive Officer